
November 20, 2023

Nevan Elam
Chief Executive Officer
Rezolute, Inc.
275 Shoreline Drive, Suite 500
Redwood City, CA 94065

> **Re: Rezolute, Inc.**
> **Registration Statement on Form S-3**
> **Filed November 14, 2023**
> **File No. 333-275562**

Dear Nevan Elam:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alan Campbell at 202-551-4224 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Anthony W. Epps